Exhibit 99.1


012 Smile.Communications to Acquire a Controlling Interest in Bezeq The Israel Telecommunication Corp., Israel's Largest Telecommunications Provider

Press Release
Source: 012 Smile.Communications Ltd.
On 7:08 am EDT, Sunday October 25, 2009

PETACH TIKVA, Israel, Oct. 25 /PRNewswire-FirstCall/ -- 012 Smile.Communications Ltd. (Nasdaq Global Market and TASE: SMLC), an Israeli telecommunications service provider, today announced that it has entered into a definitive share purchase agreement under which it will acquire a controlling interest of approximately 30.6% in Bezeq The Israel Telecommunication Corp., Israel's largest telecommunications provider (TASE: BZEQ) from Ap.Sb.Ar. Holdings Ltd. (the Apax Partners-Saban Capital Group Inc.-Arkin consortium), in a cash transaction currently valued at approximately NIS 6.5 billion, or NIS 8.00 per share, representing a 7.0% discount on the shares of Bezeq based on Bezeq's closing share price prior to the announcement (as of October 22, 2009). 012 Smile will be entitled to receive all dividends payable by Bezeq to Ap.Sb.Ar. prior to closing. The transaction, which was approved by the Board of Directors of 012 Smile, is subject to the receipt of necessary regulatory approvals, including approvals from the Israeli Ministry of Communications, the Israeli Antitrust Commissioner and from the Prime Minister and the Minister of Communications of the State of Israel.

Stella Handler, Chief Executive Officer of 012 Smile, said: "This transaction is in line with our strategy to become, through selective investments, the leading integrated player in Israel's telecom marketplace. Given its unique competitive positioning and strong cash flow generation, Bezeq represents an attractive investment for 012 Smile."

As the largest telecom operator in Israel, Bezeq provides wired and wireless telephone and other communications services to consumer and business subscribers throughout Israel. Bezeq, which has over 2.5 million access lines and about
1 million broadband ASL lines, also provides mobile services through its cellular phone subsidiary, Pelephone Communications, to approximately 2,700,000 accounts. Bezeq serves approximately 560,000 satellite television viewers with its YES brand through its DBS Satellite subsidiary. Additionally, Bezeq International is an ISP and data service provider and an international long distance service provider in Israel.

The transaction will be financed through a combination of cash, debt and stock. 012 Smile has agreed to sell its current telecommunications assets in order to obtain anti-trust approval, which proceeds will also be used to finance the transaction. 012 Smile will announce the composition of its financing package in the near future.

The company expects that the transaction will close in approximately six months, subject to receipt of all requisite regulatory approvals.

J.P. Morgan plc acted as exclusive financial adviser and Fischer Behar Chen Well Orion & Co. as legal adviser to 012 Smile in connection with the transaction.


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About 012 Smile.Communications
------------------------------

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

012 Smile is a 75.3 % owned subsidiary of Internet Gold - Golden Lines Ltd. (Nasdaq: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the Nasdaq Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.

Forward-Looking Statements
--------------------------

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


    For further information, please contact:
    Idit Azulay
    012 Smile.Communications Ltd.
    +972-72-2003848
    i.azulay@smile.net.il